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                                                                    Exhibit 20.1

CONTACT: Chuck Ferer, Chief Financial Officer
         925-934-4443

RELEASE: COLOR SPOT NURSERIES  EXTENDS THE EXCHANGE OFFER

Pleasant Hill, CA, October 22--Color Spot Nurseries, Inc. announced today that it has extended the expiration of its exchange offer and consent solicitation for all of its outstanding 10 1/2% Senior Subordinated Notes due 2007 from 12:00 midnight, New York City time, on October 22, 2001 to 12:00 midnight, New York City Time, on November 5, 2001. Based on information provided by the Exchange Agent, notes representing an aggregate principal amount of $2,000,000 have been tendered to date.

Furthermore, on October 19, 2001, the Registrant reached an agreement with Fleet Capital Corporation to amend its Loan and Security Agreement (the "Fleet Credit Agreement"). Among other things, the maturity date on the Fleet Credit Agreement was extended to November 15, 2001.

Color Spot is one of the largest wholesale nurseries in the United States, based on revenue and greenhouse square footage. The company provides a wide assortment of high-quality plants as well as extensive merchandising services primarily to leading home centers and mass merchants, independent garden centers, and commercial landscapers. The company distributes products to over 2,800 retail and 1,000 commercial customers, representing over 10,000 locations, primarily in the western and southwestern regions of the United States.